

February 11, 2013

Via E-mail
Paul Bang Zhang
Chief Financial Officer
Mecox Lane Limited
22nd Floor, Gems Tower, Building 20
No. 487 Tianlin Road, Shanghai 200233
People's Republic of China

> **Re:** **Mecox Lane Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 18, 2012**
> **Response Dated January 25, 2013**
> **File No. 001-34904**

Dear Mr. Zhang:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 48

Net Revenues, page 51

1.   We note in your response to comment eight of our letter dated December 27, 2012 that the Company believes the closure of directly operated stores does not meet the criteria in ASC 205-20-45-1 for reporting as discontinued operations. In future filings, please confirm to us that you will quantify the number of store openings and closings for each period presented and discuss how that store activity affected both your revenue and results of operations for the periods presented. Also provide disclosure to indicate

whether there were any continuing cash flows that resulted from migration. Please provide us with the text of your draft disclosure in your response.

Inventories, page 57

2.   We note in your response to comment three of our letter dated December 27, 2012 that the $7.9 million inventory write-down in 2011 was mainly due to slow-moving and obsolete inventory. We further note in your November 21, 2012 Form 6-K that you attribute the increase in gross margin in the third quarter of 2012 to improvements managing inventory turnover. Please further explain to us the facts and circumstances that resulted in the significant increase in inventory write-downs in 2011 compared to prior years, including what was different in 2011 compared to 2009 and 2010 that triggered the large write-down, and whether the 2011 discount for slow-moving and obsolete inventory was isolated to certain inventory or applied to all inventory. Also further explain to us the steps you have taken to improve managing inventory turnover in 2012. Finally, please confirm to us that you will expand your draft disclosure to include this information and provide us with the text of your draft disclosure in your response.

Results of Operations, page 60

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 62

3.   We note in your proposed disclosure in response to comment five of our letter dated December 27, 2012 that due to the fact that you converted your IPO proceeds into deposits denominated in RMB and the RMB appreciated against the U.S. Dollar, you recorded an exchange gain of $2.3 million as other income in 2011. Please further explain to us why you recorded an exchange gain of $2.3 million for the appreciation of RMB against the U.S. Dollar on the deposited IPO proceeds, and tell us the authoritative accounting literature that supports this presentation. In this regard, it is unclear to us how the translation of the financial statements of your principal operating subsidiaries and VIEs from RMB to U.S. Dollars would result in an exchange gain.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

4.   We note in your response to comment nine of our letter dated December 27, 2012 that the statutory reserve is currently included in retained earnings on the face of the consolidated balance sheet and the consolidated statements of equity and comprehensive income. Please confirm to us that in future filings you will separately present in your consolidated statements of equity (deficit) the reserve balance as of each balance sheet date, and the total after-tax profits appropriated to the reserve for each period presented.

2.   Summary of Significant Accounting Policies, page F-8

(b).   Principles of consolidation, page F-8

5.   We note your draft disclosure provided in response to comment ten of our letter dated December 27, 2012. Please confirm our understanding that each of the equity pledge agreements has been registered and, if so, further revise your disclosure to clearly state that all equity pledge agreements have been registered.

14. Segment Reporting, page F-24

6.   We note your response to comment two of our letter dated December 27, 2012. Please quantify for us the total assets for each reportable segment as of December 31, 2011. Also confirm to us that in future filings you will separately disclose the total assets for each reportable segment and include a reconciliation to the Company's consolidated assets, as required by ASC 280-10-50-22 and 50-30.

      You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters and Erin Wilson at 202-551-6047 or James Lopez, Legal Branch Chief, at 202-551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining